Yandex and Uber to Combine Their Ridesharing Businesses in Russia and Neighboring Countries

Moscow, Amsterdam and San Francisco, July 13, 2017 — Yandex (NASDAQ:YNDX) and Uber announced today an agreement to combine their ridesharing businesses in Russia, Kazakhstan, Azerbaijan, Armenia, Belarus and Georgia into a new company (“NewCo”). Uber will also contribute its UberEATS business in the region to NewCo.

In addition, Uber has agreed to invest $225MM and Yandex has agreed to invest $100MM into NewCo, valuing it at $3.725Bn on a post-money basis. After these investments, and subject to certain adjustments at closing, NewCo will be owned approximately 59.3% by Yandex, 36.6% by Uber, and 4.1% by employees of the company, on a fully diluted basis. Tigran Khudaverdyan, currently the CEO of Yandex.Taxi, will become the CEO of the combined business.

NewCo will draw on the strengths of Yandex, the search, maps and navigation leader in the region, and Uber, the global ridesharing leader, to develop a fast-growing, sustainable business that best serves the needs of riders, drivers and cities.

After the closing of the transaction, consumers will be able to use both Yandex and Uber apps while the driver-side apps will be integrated, leading to shorter passenger wait times, increased driver utilization rates, and higher service reliability.

“This combination greatly enhances Yandex’s ability to offer better quality service to our riders and drivers, to quickly expand our services to new regions, and to build a sustainable business,” says Tigran Khudaverdyan of Yandex.Taxi. “The combined companies currently perform over 35 million rides a month while growing over 400% year-over-year. Since founding Yandex.Taxi in 2011, we have connected tens of millions of riders and drivers to become the largest and most trusted ridesharing business in Russia and neighboring countries. We are excited to expand on this foundation in collaboration with Uber.”

“Not only is this partnership good news for our two companies, it’s also great for riders, drivers and cities across the region. This deal is a testament to our exceptional growth in the region and helps Uber continue to build a sustainable global business,” says Pierre-Dimitri Gore-Coty, Head of Uber in Europe, the Middle East and Africa.

The boards of directors of both Uber and Yandex have approved the transaction. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in Q4 of 2017.

Today, Thursday, July 13, 2017, Yandex management will hold a conference call and webcast at 8:00 a.m. U.S. Eastern Time (3:00 p.m. Moscow time, 1:00 p.m. London time) to discuss the transaction. Slides for the presentation are available at:

http://files.shareholder.com/downloads/YNDX/3083635528x0x949162/634DD771-1F32-4CBF-BE94-54E8E1011ACA/Supplementary_Slides.pdf

Live Call

US: +1 877 280 1254

UK/International: +44(0)20 3427 1912

Russia: 8 800 500 9311

Passcode: 5144475

Replay

US: +1 719 457 0820

UK/International: +44 (0) 207 660 0134

Russia: 810 800 2702 1012

Passcode: 5144475

Available until July 19, 2017

Webcast

https://edge.media-server.com/m6/p/wrznqa56

For press enquiries, please contact:

Yandex:

Yandex press office:

Ochir Mandzhikov, Asya Melkumova

+7 495 739-70-00

pr@yandex-team.ru

Yandex.Taxi press office:

Vladimir Isaev

+7 495 739-70-00

pr@yandex-team.ru

Uber:

press@uber.com

About Uber

Uber’s mission is to provide reliable transportation everywhere, for everyone. We started in 2010 to solve a simple problem: how do you get a ride at the touch of a button? Six years and more than five billion trips later, we’ve started tackling an even greater challenge: reducing congestion and pollution in our cities by getting more people into fewer cars.

About Yandex

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the anticipated closing of the transaction described above, the successful combination of the two businesses, and the impact of such transaction on Yandex’s financial results. Actual results may differ materially from the results predicted or implied by such statements. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the satisfaction of the conditions to closing, the risks inherent in complex business combinations, and the impact of macroeconomic and geopolitical developments affecting the Russian and regional economy, as well as those risks and uncertainties included under the captions "Risk Factors" and "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.Yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of July 13, 2017, and Yandex undertakes no duty to update this information unless required by law.